Filed by Thermage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933 and

Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Thermage, Inc.

Commission File No.: 001-33123

Thermage, Inc.

Collins Stewart 4th Annual Growth Conference

July 8, 2008

<<Keay Nakae, Medical Device Analyst>>

Good morning. My name is Keay Nakae. I am the Medical Device Analyst here at Collins Stewart. I want to welcome all of you to this year’s conference. First up today is Thermage, and presenting is the CEO, Steve Fanning, also up here is the COO, Clint Carnell. Steve?

<<Stephen Fanning, Chairman of the Board, President & Chief Executive Officer>>

Thank you. Good morning everyone. Had an exciting day yesterday at Thermage regarding the Reliant merger that we announced yesterday—the acquisition of Reliant. And what I would like to do is to take you through a presentation regarding that, and then obviously I’ll take any question that you have at the end. So, once again thank you for coming out this morning.

This is our forward-looking statement. This is the Reliant and the Thermage forward-looking statements, two of them here for you today.

And this is what we like to talk about today. We like to talk about the Reliant Technologies transaction. I’d like to talk about the strategic rational. We think this really makes sense for both companies, the opportunity that represents out there for us, and the details as many as we can give you today regarding the transaction and also the financial highlights.

So, when you look at the strategic rational in terms of why we think these two companies can really drive top line revenue, drive gross margin and ultimately drive share holder value. These are the areas that we really believe there is a great opportunity on. First off, there are very few brands within the category that we compete, I believe that the two premier brands are in fact Fraxel and Thermage. So, the fact that we are able to differentiate ourselves with a branding strategy I think also again serves to demonstrate that this represents a good opportunity. Most other people in the device side of this business really don’t have a brand. There are some others out there, but the two best know brands are Thermage and Fraxel.

This is complementary, so we don’t see any cannibalization on the top line, and in fact there are many doctors that do both procedures and later on I’ll show you the actual numbers in terms of doctors that have both a Thermage and a Fraxel machine. But many doctors when doing a procedure are doing both. And just to level set everyone, when you look at Thermage and what it’s able to do in terms of tissue tightening and contouring, and when you look at what Fraxel is able to do in terms of resurfacing, again these two businesses, these two brands, really are complementary.

These are the fastest growing segments of the market, high-end procedures, growing very nicely and again we’ll take you through some numbers. The economies of scale are very strong. Later on I’ll be able to show you that we see some very nice leverage in terms of OpEx. But I think it’s really critically important not only to talk about the synergies that we have in SG&A, it’s more important to talk about top line growth, and how bringing together what will be now the largest sales force in the US, is now going to be able to really drive top line growth. So, it’s about synergies, yes. But more importantly the ability to really drive this top line I think is exciting. We have the largest sales force in this industry; very large footprint and again we’ll talk a little bit more about that later. And finally, I think we really have some strong resources now and we can really enhance our international growth. Both companies do a nice job internationally. Thermage right now, there is 50% of its business outside the US, so I think there is really a strong opportunity to really drive growth internationally also.

Turning to the financial rational, remembering that Thermage right now does 70% of its revenue with a disposable and that disposable has a 90% margin. Also Fraxel, Reliant has a disposable component in their product also. Now, it is not as high as ours, but it’s growing, and it’s growing very nicely. So, this fits very well not only into our branding strategy with the Fraxel brand, but it fits very well into the strategy that we have where we are looking for renewable revenue stream. And so these two companies together have a very nice gross margin combined and have a very strong renewable revenue stream.

We think as a result of this merger that it will be about $15 million of cash flow in 2009 and it is expected to be accretive to the numbers that are currently out on the street, which is $0.26 for Thermage. It will be accretive to that next year.

So, here is the opportunity for the accretion in EPS for 2009. We believe that there is $14 million in annual cost savings. The good news is that both of these companies are pretty much neighbors out in California. So, we are not that far apart. So, we see some very significant opportunities, and we see very little disruption in the business because we are so close, and people literally will be driving to a different place each day, but it’s in the same proximity. So, we really think that will be good.

We think that the purchasing power obviously the fact that we will be able to leverage that, will help us again with our SG&A. And the administrative staff we believe will be consolidated, and that will be a total reduction between the two companies in head count of about 15%.

So, the cross selling opportunities are very strong relative to how we can go in and call on doctors remembering these are the same call points. This is the same call point, a plastic, a derm and also a Medispa. And we think the fact that we can now focus on the consumable opportunity will help to drive gross margins. And finally, we think there is an opportunity to bundle these products together.

Just let me level set the Thermage story for you. We are the leader in skin tightening, we really created the category of skin tightening and we’ve been effective in launching many new products. And in fact in Q2 of this year a significant amount of our volume (over 60%) was a result of new products launched in the last nine months.

We have just reached over 0.5 million procedures with Thermage. We have great distribution, we are now actually in 84 countries, and again our revenue outside the US is over 50%. And we have the only real disposable model in this business and it’s significant, realizing that 70% of our revenue comes from the disposable product. And our IP, we own all the IP, have a great blocking strategy in this category in terms of monopolar capacitive coupling radiofrequency technology. They are the patents we own, we have defended those patents and we have been able to demonstrate through other competitors in this category that we own these patents.

Reliant, another leader, and they are the leader in skin resurfacing. I think the thing to think about with these two companies, they are both pioneers. Thermage pioneered the skin tightening, and Reliant really was able to pioneer the category that they compete in which is resurfacing and rejuvenation. They really were able to bring to market a very, very strong product that has wonderful acceptance in the marketplace for doctors. They have got great momentum going on, and we really think their new product development and our new product development really represents a strong future for the two combined companies.

Broad distribution with them, they are in 60 countries. So they have done a magnificent job in getting in to the international marketplace realizing that there are some other countries where we can help them in. So, for example, in South America, we are pretty strong in South America. The percent of their volume relative to ours is a little bit smaller so there is an opportunity, for example where we can use some geographic leverage. And their revenue outside the US is approximately 38%.

So, what happens when you combine these two companies? You’ve got the aesthetic device business now with the two major brands in the industry. A strong recurring revenue stream, highly differentiated technologies again because of the patents, because of the branding, because of what these products do, we are not competing, and what I’d consider the lower end of this category, we are in the high end of this category with two growing brands. Very differentiated technologies. And when you combine these two companies together, we have approximately 2,500 systems placed worldwide, and Reliant has approximately 16 to 1,700 systems placed worldwide. So, we’ve got approximately 4,000 systems placed out there.

Importantly, both of these companies have a very, very strong track record of innovation. They have been launching new products, and it’s all about new products, it’s all about getting those new products out there and making sure that you are on the cutting edge of what consumers are looking for today. And what they are looking for is to be able to not go under the knife, and to really have an aesthetic improvement and get back to work in a relatively brief period of time.

So we’ve got a great market that we are in, obviously, the aging of the US population represents a strong opportunity for us. And non-invasive treatments are really the treatments that consumers want today. And when you look at what practitioners are looking for and what they want is they want to move away from things like managed care and getting reimbursed. This again is all on the credit card or check of the patient and it’s a great opportunity for doctors not only to increase their revenue, it’s a great opportunity for them to increase their profitability. We are also seeing stronger acceptance of aesthetic procedures, obviously, women are our primary target but more and more men are having these procedures completed.

Now, when you look at the growth in the marketplace and when you look at what we are targeting, you can see on the left side of this chart, that’s skin tightening, skin rejuvenations, skin resurfacing and cellulite reduction are the fastest growing and they are the fastest growing both in the number of procedures and also in device sales. So we believe here again that while we’ve got two great technologies and two great brands, we are also in the sweet spot of the growth in terms of the market.

Taking a look at the cross selling opportunities, we’ve been able to determine through our due diligence that looking at the installed based of both Reliant and ourselves that there is an opportunity to go in, for example, and look at their installed base, our installed base and leverage and bundle opportunities with the doctor. So we’ve got about 400 customers that have both a Thermage machine and have also a Reliant or Fraxel machine. So we really think right away there is an opportunity going and leverage that. So we think between the cross branding opportunities, the fact that there are strong combinations of therapy, in fact, there is already a brand name out there that combines both Fraxel and Thermage, so that’s already helping us paved the way. And we think, for physicians having a one-stop shop with highly differentiated technologies, again represents a good opportunity.

This is just a depiction of the two businesses and you can see that there is a focus on disposables, and there is a focus on generators. Now, Thermage at the beginning of this year basically was able to bifurcate the sales force and what I mean by that is that we have one sales force prior to the start of this year that did everything. It sold the generator, it sold the tips, remembering that 70% of our volume comes from tips and that those tips have a 90% margin. We really felt at times, that we were missing opportunities out there. So we decided as a standalone company, to have a dual sales force. And we increased our US sales force at the end of last year so that we could get out of the gates effective January 1st quickly with this new dual sales force.

What we ended up doing was increasing our US sales force. We had 28 sales people, we increased that by 50% in January and then we basically had 28 people selling tips and we had 12 to 14 people selling generators. So the generator sales person is out following up on the leads, selling hard there. The tip person is basically calling on the doctor with a call frequency that is determined by the number of tips that they sell. So in some ways, it’s a kind of the pharmaceutical model that we adopted on the tip sales, realizing that the more tips you sell, the more often you are going to see our rep.

So we are very excited about this because Reliant was out selling generators and yes they were selling disposables and doing a good job, but now there is an opportunity to take their disposable and really drive it hard realizing that we have a sales force that sells just disposables and that’s what they are compensated on. So as a result of that we think there is a nice opportunity to take up the disposable business that Reliant has. So this really is very effective for us. We believe that Reliant is great, obviously, at selling the capital equipment and we will build out our sales force with theirs because they really are the pros at selling the capex, or the capital equipment products.

We believe that now with this new sales force, it will really play well for both Reliant and Thermage and allow us to maximize this opportunity. This I think back to my earlier comments. Yes, this is about driving some costs out, yes, more importantly, it’s about driving top line sales and gaining market share and getting a Thermage machine and a Fraxel machine in every opportunity out there in every doctor’s office that we can that is doing aesthetic procedures. And with the largest sales force now and the biggest footprint, we believe that will also help us out significantly.

Speaking of consumables, when you look at them, you can see how we were able to fare with our consumables versus Reliant. So here again, with this dedicated sales force it really provides us a nice marketing opportunity. So we are very pleased that we’ve been able to set this up prior to the transaction that occurred yesterday because I think it really bodes well for what we can do in the future.

Here we are depicting how Thermage, Reliant and what Newco will look like in terms of creating a strong sustainable business model. And you can see that about 42% of the business will be consumables. And in fact, I believe if you just look at the second quarter of this year and that 42 is already growing to 44 for two reasons. One, we continue to drive more in our disposable and two, Reliant is doing well also. So I think here again, we will still be the leader and growing dramatically as a result of the bifurcated sales force an and our disposable revenue stream.

This speaks to innovation. This is something that Reliant has done incredibly well. When you look at the new products that they’ve been able to introduce and when you look at the new products that we’ve been able to introduce. And I can tell that Thermage when you look at 2009, 2010, we have exciting opportunities in this pipeline. Reliant also has some exciting opportunities in this pipeline. So not only do we have a strong history of innovation, we’ve got a bright future of new products that we can launch together. And obviously, here again, with the sales force clout that we’ll have and the footprint we have, we think we will be able to continue to drive significantly top line growth.

This is a little bit of the transaction itself. Basically, 23.6 million shares and $25 million in cash, we assume some debt and you can see that Thermage will have 51.1% and Reliant will have 48.9%. You can see some of the senior people who will be running the company. I do want to say that the other great thing about this transaction is we have one of the, if not, the industry leaders in terms of R&D. And that I think is going to not only help Reliant/Fraxel continue to drive their business. It’s going to help us with Len DeBenedictis who is currently the CTO of Reliant. He will be coming to Thermage. I don’t think that can be underestimated. That will really help these two businesses dramatically grow. Len really has a great great rich history in this business and really has done an excellent job in developing the products for Reliant. So we are very excited to have Len come to Thermage.

This speaks a little bit to what the combined financial strength will look like. You can see what we did in 2007. What they did and combined just for 2007 about $133.6 million (in revenue) and shares outstanding 48 million.

This attempts to demonstrate the international footprint. And you can see that Thermage does about 52% of its business within the US and the second largest market, Asia and then you can see the remaining markets. Here again, you can see what Reliant has been able to do in US and what their businesses outside the US. I think there is another point that needs to be made about our international businesses. When you think about international for the most part we are going to be using distributors. Now Reliant does have some markets with direct, but we believe there is a good opportunity to go to our distributors and leverage two of the largest, fastest growing products out there.

What do I meant by that if we can go to a distributor and basically get exclusivity with some of those because we are bringing to them two major businesses, we are bringing to them a recurring revenue stream which helps them drive their business not just at the end of the month when they are selling generators but during the entire quarter when they are selling those tips. That’s generating cash for them, that’s generating profit for them every day. We have an opportunity to go to our distributors and perhaps work with them aggressively to have them have exclusivity or have them only carry products which are not competing or attempt to compete with either Thermage or Fraxel. So we think this is a great opportunity and we think international represents a very, very nice opportunity in terms of our growth and profitability.

This attempts to show the economies of scale. So really what you have right now, Thermage is the smallest publicly traded company in this space. And when you look at Reliant, obviously privately held, and then you put the two of them together, you can see in 2007 we are already the third player. I would like to be the number one player in 2009. I’d like to be the largest company by revenue in 2009 and continue to grow beyond that, obviously continue to hold that leadership into ‘10, ‘11 and on.

So I think there is a good opportunity here. These numbers speak well of themselves. I think when we bring these two companies together, the energy that we all have to make this work, I think there is a good opportunity for us to be number one in this space in 2009 in revenue. And I think we will continue to demonstrate that we will probably be number two in gross margin. So I’m very excited by the gross margin opportunity, which obviously will lead to greater profitability.

Creating a global leader. When you look at these two companies, highly complementary offerings, the selling opportunities that we have, our ability to generate cash, and again what we expect to see in 2009. I think this really serves us well to get this done, to get the due diligence done, get this done hopefully sometime early Q4 we hope to have this transaction completed. We’d like to do it sooner, but hopefully by early Q4. We’ll be starting our integration process with the Reliant teams. So we are really looking forward to that. We have a person already picked who has a lot of experience in doing this. So we think we’ve got a great opportunity, a team that’s very motivated again to be the number one leader in the aesthetics category.

So with that, I have probably about a minute to take any questions and then we also have some one-on-one breakouts today. Any questions that we can take from the floor right now? Kevin, good morning.

Q&A

<Q>: Good morning. I guess [Low Audio] get a better feel for how fourth quarter – first quarter for Reliant? And in light of the fact that it seems if we do the math at least on a full revenue basis, Reliant’s growth has had slowed down specifically from the nine months or the first half of ‘07. And I guess people want to understand a little bit better about the sales synergy and I guess if you go across Reliant [Low Audio]. Is there something more on the OUS guys that they [Low Audio]?

<A—Stephen Fanning>: I think it’s important to first talk about the industry and what’s going on, and I’m conscious of the time here. So maybe we could speak more about this afterwards. But let’s remember, you now know what Reliant’s growth was, and when you look at Q1, because Q2 obviously hasn’t been announced yet, we announced our top line – but when you look at Q1 and let’s say you place Reliant in with all those other companies realizing what they were able to grow, they would be on the top end of growth because all other companies remembering that Cynosure, Thermage, and Syneron were the companies that reported the best. All the companies in Q1 had significant year-over-year declines. So I think when you index the category, Kevin, they have done very, very well. And so that’s what I think you have to think about. We are in a business that is susceptible to consumer spending. And I think what you see is, Reliant has done a superb job in growing that top line in a very difficult economy. They have been able to get the generators out there. Remember, the vast majority of their business right now is generator sales. And when you look at what they have been able to do vis-à-vis those other companies, they’ve done I think exceedingly well. So I don’t think you can – I think when you look at the entire industry and you ever plot it, you see a precipitous decline in all those other companies, but yet you will see again Cynosure, Thermage, and Reliant at the top end of that growth rate. So I think that’s the real key in looking at this. So their business is very good. They are getting a share of wallet from the doctor to buy that new generator realizing that’s an expensive generator and they are getting the business. So I’m very pleased by their rate of sales and I think they have done a great job at that. Okay?

<A – Clint Carnell, COO>: And Kevin, we’ve modeled just on the trailing six-month revenues, they remained flat for the two companies. So, flat scenario. We’re very comfortable with our synergies analysis and it would be accretive in 2009.

<A—Stephen Fanning>: Thank you very much. I think we’re out of time. Thanks a lot. And I will be here today to answer any other questions that you have.

<A—Keay Nakae>: Thank you, Steve.

Safe Harbor

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding potential transaction timing, projected financial results, and anticipated cost savings, synergies and other opportunities. Forward-looking statements are based on management’s current, preliminary expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from the statements contained herein, including the risks that the transaction is delayed or ultimately not consummated, and that the anticipated financial and operating benefits of the transaction are not realized, among other risks. Further information on potential risk factors that could affect Thermage’s business are detailed in the Company’s Form 10-Q for the quarter ended March 31, 2008, and additional risk factors relating to the proposed transaction discussed in this communication will be presented in future public filings. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Thermage undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

Additional Information and Where You Can Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Thermage and Reliant. In connection with the transaction, Thermage will file a registration statement on Form S-4 with the SEC containing a proxy statement/prospectus/information statement. The proxy statement/prospectus/information statement will be mailed to the stockholders of Thermage and Reliant. Investors and security holders of Thermage and Reliant are urged to read the proxy statement/prospectus/information statement when it becomes available because it will contain important information about Thermage, Reliant and the proposed transaction. The proxy statement/prospectus/information statement (when it becomes available), and any other documents filed by Thermage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Thermage by contacting Thermage Investor Relations by e-mail at IR@thermage.com or by telephone at (510) 259-7117. Investors and security holders are urged to read the proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Thermage and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed transaction. Information about the directors and executive officers of Thermage and their respective interests in the proposed transaction will be available in the proxy statement/prospectus/information statement.